CONSENT OF QUALIFIED PERSON

Daniel H. Neff, P.E.
M3 Engineering & Technology Corporation
2051 W. Sunset Road, Ste. 101
Tucson, Arizona 85704
U.S.A.
Telephone: 520-293-1488

I, Daniel H. Neff, P.E., consent to the public filing of the Technical Report titled “Ana Paula Project, NI 43-101 Technical Report, Preliminary Feasibility Study, Guerrero, Mexico” dated effective May 16, 2017 (the “Technical Report”) by Alio Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release titled, “Alio Gold Announces Ana Paula Pre-Feasibility Results,” dated May 16, 2017.

I certify that I have read the aforementioned News Release filed by Alio Gold Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 26 May 2017.

“signed”
Signature of Qualified Person

Daniel H. Neff, P.E.
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